Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 333-248923

Hennessy Capital Acquisition Corp. IV Reminds Stockholders to Vote in Favor of the Business Combination with Canoo Holdings Ltd.

New York, New York, December 17, 2020 – Hennessy Capital Acquisition Corp. IV (NASDAQ: HCAC, HCACW, HCACU) (“HCAC”) reminds stockholders to vote in favor of the previously announced proposed business combination (the “Business Combination”) with Canoo Holdings Ltd. (“Canoo”) and the related proposals to be voted upon at HCAC’s special meeting in lieu of the 2020 annual meeting of stockholders (the “Special Meeting”). In light of the COVID-19 pandemic and to support the well-being of HCAC’s stockholders and partners, the Special Meeting will be held virtually at the following address: https://www.cstproxy.com/hennessycapiv/sm2020, on December 21, 2020 at 10:00 a.m., Eastern time, as described in HCAC’s definitive proxy statement/prospectus, dated December 4, 2020 (the “Proxy Statement”).

HCAC’s stockholders of record at the close of business on October 27, 2020 (the “Record Date”) are entitled to vote the shares of common stock of HCAC owned by them at the Special Meeting. In connection with the Business Combination, HCAC filed the Proxy Statement with the SEC on December 4, 2020, and the Proxy Statement and proxy card were mailed shortly thereafter to HCAC’s stockholders of record as of the Record Date. If any of HCAC's stockholders have not received the Proxy Statement, such stockholder should confirm their proxy's status with their broker, or call HCAC’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 for help (banks and brokers can call collect at (203) 658-9400).

Every stockholder's vote is important, regardless of the number of shares the stockholder holds. As such, all stockholders of record as of the Record Date are encouraged to complete, sign, date and return a proxy card, if it has not already done so, to ensure that the stockholder's shares will be represented at the Special Meeting. Stockholders which hold shares in street name, meaning that their shares are held of record by a broker, bank or other nominee, should contact their broker, bank or nominee to ensure that their shares are voted.

Stockholders of record as of the Record Date can access the Special Meeting by visiting https://www.cstproxy.com/hennessycapiv/sm2020, where such stockholders will be able to listen and vote during the Special Meeting. Additionally, stockholders can listen only to the special meeting by dialing +1 877-770-3647 (toll-free) if within the U.S. or Canada, or +1 312-780-0854 (standard rates apply) if outside of the U.S. and Canada. The passcode for telephone access is 40049387#, but please note that stockholders cannot vote or ask questions if participating telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication at 10:00 a.m., Eastern time, on December 21, 2020.

About Hennessy Capital Acquisition Corp. IV

Hennessy Capital Acquisition Corp. IV is a special purpose acquisition company (or SPAC) which raised $300 million in its IPO in March 2019 and is listed on the Nasdaq Stock Market (NASDAQ: HCAC, HCACU, HCACW). HCAC was founded by Daniel J. Hennessy to pursue an initial business combination, with a specific focus on businesses in the industrial, technology and infrastructure sectors. For more information, please visit www.hennessycapllc.com.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Business Combination, HCAC filed the Registration Statement with the SEC, which includes the definitive proxy statement to be distributed to holders of HCAC’s common stock in connection with HCAC’s solicitation of proxies for the vote by HCAC’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the equity holders of Canoo in connection with the Business Combination. The Registration Statement was declared effective by the SEC on December 4, 2020 and the definitive proxy statement/prospectus and other relevant documents have been mailed to HCAC’s stockholders as of the Record Date. HCAC’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with HCAC’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the Business Combination, because these documents contain important information about HCAC, Canoo and the Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by HCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903.

Participants in the Solicitation

HCAC, Canoo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from HCAC’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HCAC’s stockholders in connection with the Business Combination, including a description of their direct and indirect interests, is set forth in the Registration Statement filed with the SEC. You can find more information about HCAC’s directors and executive officers in the Registration Statement. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, ability to accelerate Canoo’s go-to-market strategy and capitalize on commercial opportunities, potential benefits of the transaction and the potential success of Canoo’s go-to-market strategy, and expectations related to the terms and timing of completing the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and the Registration Statement, and the definitive proxy statement/prospectus contained therein, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this press release. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Hennessy Capital Acquisition Corp. IV

Nicholas A. Petruska, Executive Vice President and CFO

(307) 201-1903

npetruska@hennessycapllc.com

Investor Relations

Mike Callahan / Tom Cook

CanooIR@icrinc.com

Canoo Public Relations

press@canoo.com